October 5, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
Washington, D.C.  20549

RE:                              iMergent, Inc.
Form 8-K Filed on September 7, 2006
File No. 001-32277
Your letter dated September 20, 2006

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 20, 2006 relating to the iMergent, Inc.’s (the “Company’s”) Form 8-K filed on September 7, 2006 (the “Form 8-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed the comments with the Company’s responses.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 8-K.

Form 8-K Filed September 7, 2006

1.                                      We believe the non-GAAP operating statement columnar format appearing in your earnings release dated September 7, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

We do not believe that the non-GAAP operating statement columnar format appearing in our earnings release dated September 7, 2006 creates an unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures because the column is clearly labeled “Non-GAAP” and reconciled to the GAAP measures as required by Regulation G.  Additionally, the non-GAAP operating statement, which was not prepared under a comprehensive set of accounting rules or principles, was included in the earnings release behind the presentation of the GAAP financial statements and behind the presentation of the schedules used to reconcile net dollar volume of contracts written to revenue calculated and presented in accordance with GAAP.

Additionally, section II.A.2 of SEC Release 33-8176 defines a non-GAAP financial measure as a numerical measure of a registrant’s historical or future financial performance that excludes (includes) amounts, or is subject to adjustments that have the effect of excluding (including) amounts, that are included (excluded) in the most directly comparable measure calculated and presented in accordance with GAAP.  We believe that net dollar volume of contracts written, which includes certain amounts which have been excluded from current revenues and deferred to future periods in accordance with US GAAP, and excludes certain amounts which have been recognized as revenue during current periods in accordance with US GAAP, is a useful and meaningful statistic to the users of the financial statements in the understanding of the operations of the Company because it represents the Company’s sales activity during the related period.  We also believe that adjusting income (loss) from operations and income (loss) before income tax (provision) benefit for these amounts is also important to the understanding of the operations of the business because:

1)              it is the most consistent and comparable information to consider in understanding our operations due to the Company’s change in business model in December 2005 and due to the fact that certain product and other revenues are deferred and recognized over a period of up to two years  while the costs and expenses incurred as these deferred revenue amounts are recognized as revenue are expected to be insignificant, and

2)              it is the basis by which management develops its business plan and evaluates the profitability of the operations of the Company because cost of revenue and sales and marketing expense are directly impacted by the net dollar volume of contracts written during each period, and

We also note that such calculations and presentation are the same basis and presentation by which various analysts evaluate the profitability of the Company and one of the bases and presentations in which our investment banking firm recently evaluated the valuation of our Company.  Therefore, we believe that such a presentation of the non-GAAP financial measures provides useful information to investors regarding our results of operations.

Regulation G requires a reconciliation of income (loss) from operations and income (loss) before income tax (provision) benefit calculated in accordance with US GAAP to these adjusted, non-GAAP statistics.  We believe that the most effective way to reconcile these amounts is the presentation we have included in the Form 8-K.  We also note that other registrants, such as Yahoo! Inc., ECI Telecom, Ltd., Brooks Automation, Inc., Inter-Tel (Delaware), Incorporated, Intuitive Surgical, Inc., and Bluegreen Corporation have also presented similar non-GAAP operating statements.  Consequently, we believe we have complied with the requirements of Regulation G, Item 10 of Regulation S-K, and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

2.                                       We note that your non-GAAP revenue measures appear to be equivalent to the gross amount of contract bookings, or contracts executed, in each period less estimated bad debts and certain discounts. In addition, we note that you calculate your non-GAAP profitability by, effectively, substituting the contract booking metrics for GAAP revenue. It is unclear to us why you believe that presenting contract bookings as a revenue measure and using that measure in calculating profitability is supportable under the Commission’s non-GAAP guidance. Please explain to us, in detail, how your presentation meets the requirements of Regulation G, Item 10 of Regulation S-K, and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Please also refer to our response to Comment #1 above.

SEC Release 33-8176 provides additional requirements under amended Item 10 of Regulation S-K as follows:

•                  A presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP.

The non-GAAP operating statement columnar format appearing in our earnings release dated September 7, 2006 is clearly labeled “Non-GAAP” and reconciled to the GAAP measures.  Additionally, the non-GAAP operating statement was included in the earnings release behind the presentation of the GAAP financial statements and behind the presentation of the schedules used to reconcile net dollar volume of contracts written to revenue calculated and presented in accordance with GAAP.  Therefore, we do not believe the non-GAAP operating statement columnar format appearing in our earnings release is presented with equal or greater prominence of the financial statements calculated and presented in accordance with GAAP.

•                  A reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.

We believe we have effectively reconciled income (loss) from operations and income (loss) before income tax (provision) benefit calculated and presented in accordance with GAAP to the adjusted, non-GAAP statistics.  We believe that the most effective way to reconcile these amounts is the presentation we have included in the Form 8-K.

•                  A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors.

We believe that net dollar volume of contracts written, which includes certain amounts which have been excluded from current revenues and deferred to future periods in accordance with US GAAP, and excludes certain amounts which have been recognized as revenue during current periods in accordance with US GAAP, is a useful and meaningful statistic to the users of the financial statements in the understanding of the operations of the Company because it represents the Company’s sales activity during the related period.  We also believe that adjusting income (loss) from operations and income (loss) before income tax (provision) benefit for these amounts is also important to the understanding of the operations of the business because:

1.               it is the most consistent and comparable information to consider in understanding our operations due to the Company’s change in business model in December 2005 and due to the fact that certain product and other revenues are deferred and recognized over a period of up to two years while the costs and expenses incurred as these deferred revenue amounts are recognized as revenue are expected to be insignificant,

2.               it is the basis by which management develops its business plan and evaluates the profitability of the operations of the Company because cost of revenue and sales and marketing expense are directly impacted by the net dollar volume of contracts written during each period, and

We also note that it is the same basis and presentation by which various analysts evaluate the profitability of the Company and one of the bases and presentations in which our investment banking firm recently evaluated the valuation of our Company.  Therefore, we believe that such a presentation of the non-GAAP financial measures provides useful information to investors regarding our results of operations.

Consequently, management included the following statement at the bottom of the presentation:

“The company believes the non-GAAP information is comparable, relevant and meaningful in understanding the operations of the company as the non-GAAP information is based upon gross dollar sales contracts executed during the period less estimates for bad debts and discounts incurred on sales of trade receivables.  The non-GAAP information also reflects the income tax provision / benefit based upon expected federal and state income tax rates.”

•                  To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not otherwise disclosed.

We do not believe management has other material uses of the non-GAAP financial measures which are not otherwise disclosed.

Additionally, amended Item 10 of Regulation S-K prohibits the following:

•                  Excluding charges or liabilities that required cash settlement from non-GAAP liquidity measures, other than the measures of EBIT or EBITDA.

We have not excluded any charges or liabilities that require, or will require, cash settlement from non-GAAP liquidity measures.

•                  Adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when 1) the nature of the charge or gain is such that it is reasonably likely to recur within two years or 2) there was a similar charge or gain within the prior two years.

We have not adjusted a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when 1) the nature of the charge or gain is such that it is reasonably likely to recur within two years or 2) there was a similar charge or gain within the prior two years.

•                  Presenting non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes.

We have not presented non-GAAP financial measures on the face of our financial statements prepared in accordance with GAAP or in the accompanying notes.

•                  Presenting non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X.

We have not presented non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X.

•                  Using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

We have clearly marked the operating statement in question as non-GAAP and believe that we have complied with this requirement.

As requested, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

/s/ Robert Lewis

Robert Lewis
Chief Financial Officer
iMergent, Inc.